EXHIBIT 22.1

List of Issuers and Guarantor Subsidiaries

Entity	Jurisdiction of Incorporation or Organization	3.0% Promissory Note Due October 13, 2023
RevenueZen LLC	Delaware	Issuer of the Note Pledged security interest in all assets of RevenueZen LLC to secure the Note
Onfolio Holdings, Inc.	Delaware	Guarantor of the Note